SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 25, 2002

Fording Inc.

(Translation of Registrant’s Name Into English)

Suite 1000, 205 – 9th Avenue SE
Calgary, Alberta Canada T2G 0R4

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-          .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: November 25, 2002	By:	/s/ James F. Jones James F. Jones Corporate Secretary

Exhibit Index

     The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibits

1.	Notice of Special Meeting of Holders of Common Shares and Options to Purchase Common Shares to be held on December 20, 2002 and Notice of Petition and Information Circular with respect to a Proposed Arrangement involving Fording Inc. and certain of its subsidiaries and Fording Income Trust dated November 20, 2002

2.	Letter to Shareholders

3.	Letter to Optionholders

4.	Shareholder Form of Proxy

5.	Small Non-Board Lot Holder Retention of Interest Form

6.	W-9 Form